Exhibit 99.1

Luckin Coffee Announces Fourth Quarter and Fiscal Year 2024 Financial Results

Fourth Quarter GAAP Operating Margin Expanded Year-over-Year to 10.4%

Fourth Quarter Same-Store Sales Growth for Self-Operated Stores Notably Improved Quarter-over-Quarter

Net New Store Openings of 6,092 in 2024, Ending the Year with a Total of 22,340 Stores

BEIJING, February 20, 2025 (GLOBE NEWSWIRE) — Luckin Coffee Inc. (“Luckin Coffee” or the “Company”) (OTC: LKNCY) today announced its unaudited financial results for the three months ended December 31, 2024 and fiscal year 2024.

FOURTH QUARTER 2024 HIGHLIGHTS1

●	Total net revenues were RMB9,613.3 million (US$1,317.2 million), representing a 36.1% year-over-year increase.
●	Net new store openings were 997, comprising 991 stores in China (including 5 stores in Hong Kong) and 6 stores in Singapore. Total number of stores increased to 22,340 at the fourth quarter end, comprising 14,591 self-operated stores and 7,749 partnership stores, which represented a store unit growth of 4.7% from the total store count as of the end of third quarter of 2024.
●	Average monthly transacting customers were 77.8 million, representing a 24.5% year-over-year increase.
●	Revenues from self-operated stores were RMB7,233.8 million (US$991.2 million), representing a 41.7% year-over-year increase.
●	Same-store sales growth for self-operated stores was negative 3.4%, notably improved from negative 13.1% in the previous quarter, and compared to 13.5% in the same quarter of 2023.
●	Store-level operating profit – self-operated stores was RMB1,419.0 million (US$194.4 million), representing a 105.5% year-over-year increase. Store-level operating profit margin increased by 610 basis points year-over-year to 19.6%.
●	Revenues from partnership stores were RMB2,045.8 million (US$280.3 million), representing a 16.0% year-over-year increase.
●	GAAP operating income was RMB995.0 million (US$136.3 million), representing a 367.8% year-over-year increase. GAAP operating margin increased by 740 basis points year-over-year to 10.4%. Non-GAAP operating income, which adjusts for share-based compensation expenses, was RMB1,091.7 million (US$149.6 million), representing a 300.0% year-over-year increase. Non-GAAP operating margin increased by 750 basis points year-over-year to 11.4%.
●	International business update. We formed a strategic partnership with Hextar Industries Berhad (“HIB”) to expand into a new overseas market, with HIB’s subsidiary being granted exclusive franchise rights to operate Luckin Coffee stores in Malaysia. This milestone in our international expansion efforts enhances our ability to deliver high-quality coffee experiences with a strong value proposition to more consumers worldwide.

1 Please refer to the section “KEY DEFINITIONS” on Page 5 for detailed definitions on certain terms used.

FISCAL YEAR 2024 HIGHLIGHTS

●	Total net revenues were RMB34,474.8 million (US$4,723.9 million), representing a 38.4% year-over-year increase.
●	Net new store openings were 6,092, comprising 6,071 stores in China (including 5 stores in Hong Kong) and 21 stores in Singapore. Total number of stores increased by 37.5% year-over-year to 22,340, comprising 14,591 self-operated stores and 7,749 partnership stores.
●	Average monthly transacting customers were 71.8 million, representing a 48.5% year-over-year increase.
●	Revenues from self-operated stores were RMB25,591.7 million (US$3,506.7 million), representing a 43.1% year-over-year increase.
●	Same-store sales growth for self-operated stores was negative 16.7%, compared to 21.0% in fiscal year 2023.
●	Store-level operating profit – self-operated stores was RMB4,836.4 million (US$662.7 million), representing a 21.7% year-over-year increase. Store-level operating profit margin was 18.9%, compared to 22.2% in the fiscal year 2023.
●	Revenues from partnership stores were RMB7,745.3 million (US$1,061.3 million), representing a 24.4% year-over-year increase.
●	GAAP operating income was RMB3,538.1 million (US$484.8 million), representing a 16.9% year-over-year increase. GAAP operating margin of 10.3%, compared to 12.1% in the fiscal year 2023. Non-GAAP operating income, which adjusts for share-based compensation expenses, was RMB3,902.9 million (US$534.8 million), representing a 19.5% year-over-year increase. Non-GAAP operating margin was 11.3%, compared to 13.1% in the fiscal year 2023.

Dr. Jinyi Guo, Chairman and Chief Executive Officer of Luckin Coffee, said, “The year 2024 has been pivotal for us, demonstrating our robust growth and expanded leadership in the coffee industry amid a dynamic market environment. We delivered solid fourth quarter results, with same-store sales growth for self-operated stores notably improving to negative 3.4% from negative 13.1% in the prior quarter. More encouragingly, this metric turned positive in December 2024. Supported by our expanding customer base and extensive network of 22,340 stores, we recorded a strong 36.1% year-over-year revenue growth alongside a double-digit operating margin for the quarter. Looking ahead, we are strategically positioned to capitalize on the growth opportunities in China’s thriving coffee market, bolstered by our unparalleled scale and powerful supply chain, enabling us to consistently deliver innovative, high-quality products to our growing clientele.”

FOURTH QUARTER 2024 FINANCIAL RESULTS

Total net revenues were RMB9,613.3 million (US$1,317.2 million), representing an increase of 36.1% from RMB7,065.0 million in the same quarter of 2023. Net revenue growth was primarily driven by an increase in the number of products sold resulting from growth in (i) the number of stores in operation as well as (ii) monthly transacting customers.

●	Revenues from product sales were RMB7,567.5 million (US$1,036.9 million), representing an increase of 42.7% from RMB5,301.2 million in the same quarter of 2023.

●	Net revenues from freshly brewed drinks increased to RMB6,924.5 million (US$948.8 million) from RMB4,838.9 million in the same quarter of 2023. This revenue stream accounted for 72.0% of total net revenues, compared to 68.5% in the same quarter of 2023.

●	Net revenues from other products increased to RMB496.0 million (US$68.0 million) from RMB326.3 million in the same quarter of 2023. This revenue stream accounted for 5.2% of total net revenues, compared to 4.6% in the same quarter of 2023.

●	Net revenues from others increased to RMB147.0 million (US$20.1 million) from RMB136.1 million in the same quarter of 2023. This revenue stream accounted for 1.5% of total net revenues, compared to 1.9% in the same quarter of 2023.

●	Revenues from partnership stores were RMB2,045.8 million (US$280.3 million), representing an increase of 16.0% from RMB1,763.8 million in the same quarter of 2023. This revenue stream accounted for 21.3% of total net revenues, compared to 25.0% in the same quarter of 2023. Revenues from partnership stores included sales of materials of RMB1,425.8 million (US$195.4 million), profit sharing of RMB233.5 million (US$32.0 million), delivery service fees of RMB214.0 million (US$29.3 million), sales of equipment of RMB152.5 million (US$20.9 million), and franchise and other service fees of RMB20.0 million (US$2.7 million).

Total operating expenses were RMB8,618.3 million (US$1,180.9 million), representing an increase of 25.8% from RMB6,852.3 million in the same quarter of 2023. The increase primarily resulted from the Company’s business expansion. Meanwhile, operating expenses as a percentage of total net revenues was 89.6%, markedly lower than 97.0% in the same quarter of 2023. The improvement was mainly due to the decrease of cost of materials as a percentage of total net revenues as a result of the Company’s supply chain strength and product mix changes.

●	Cost of materials were RMB3,847.2 million (US$527.2 million), representing an increase of 9.6% from RMB3,509.5 million in the same quarter of 2023. The increase was mainly due to increases in (i) the number of products sold and (ii) sales of materials to partnership stores, partially offset by the decrease in costs related to sales of equipment to partnership stores as a result of a slower pace of net new store openings.
●	Store rental and other operating costs were RMB2,372.3 million (US$325.1 million), representing an increase of 39.4% from RMB1,702.0 million in the same quarter of 2023. The increase mainly resulted from the increased number of stores and items sold which led to year-over-year increases in (i) labor costs, (ii) store rental costs as well as (iii) utilities and other store operating costs.
●	Depreciation and amortization expenses were RMB331.8 million (US$45.5 million), representing an increase of 59.3% from RMB208.3 million in the same quarter of 2023. The increase was mainly due to increases in (i) amortization of leasehold improvements for the stores and (ii) depreciation expenses of additional equipment put into use in new stores.
●	Delivery expenses were RMB838.7 million (US$114.9 million), representing an increase of 79.4% from RMB467.4 million in the same quarter of 2023. The increase was mainly due to the increase in the number of delivery orders.
●	Sales and marketing expenses were RMB572.9 million (US$78.5 million), representing an increase of 43.5% from RMB399.1 million in the same quarter of 2023. The increase was mainly driven by increases in (i) advertising and other promotion expenses as the Company continued to make strategic investments in its branding through various channels, and (ii) commissions to third-party food delivery platforms. Sales and marketing expenses as a percentage of total net revenues was 6.0%, compared to 5.6% in the same quarter of 2023.
●	General and administrative expenses were RMB637.6 million (US$87.4 million), representing an increase of 13.4% from RMB562.0 million in the same quarter of 2023. The increase was mainly driven by increases in (i) research and development expenses, (ii) share-based compensation for restricted share units and options issued to management and employees, and (iii) professional fees, which was partially offset by decreases in payroll costs for general and administrative staff as well as in allowance provided for current expected credit loss. General and administrative expenses as a percentage of total net revenues was 6.6%, compared to 8.0% in the same quarter of 2023.
●	Store preopening and other expenses were RMB13.6 million (US$1.9 million), representing a decrease of 70.1% from RMB45.5 million in the same quarter of 2023. The decrease was mainly due to fewer stores preparing to be opened compared to the same quarter of 2023. Store preopening and other expenses as a percentage of total net revenues was 0.1%, compared to 0.6% in the same quarter of 2023.
●	Losses and expenses related to Fabricated Transactions and Restructuring were RMB4.2 million (US$0.6 million), compared to negative RMB41.5 million in the same period of 2023, as in the fourth quarter of 2023, the Company reversed approximately USD6.3 million (RMB44.7 million) previously accrued expenses following the settlement with certain underwriters relating to indemnification of defense costs, including but not limited to attorney’s fees and expenses incurred in connection with government inquiries and litigation relating to the Fabricated Transactions.
●	Store-level operating profit margin – self-operated stores was 19.6%, expanding by 610 basis points from 13.5% in the same quarter of 2023.

GAAP operating income was RMB995.0 million (US$136.3 million), representing an increase of 367.8% from RMB212.7 million in the same quarter of 2023. GAAP operating margin increased by 740 basis points to 10.4% from 3.0% in the same quarter of 2023. Non-GAAP operating income was RMB1,091.7 million (US$149.6 million), representing an increase of 300.0% from RMB272.9 million in the same quarter of 2023. Non-GAAP operating margin increased by 750 basis points to 11.4% from 3.9% in the same quarter of 2023. For more information on the Company’s non-GAAP financial measures, please see the section “Use of Non-GAAP Financial Measures” and the table captioned “Reconciliation of Non-GAAP Measures to the Most Directly Comparable GAAP Measures” set forth at the end of this press release.

Income tax expenses were RMB144.5 million (US$19.8 million), compared to an income tax benefit of RMB31.3 million in the same quarter of 2023. The tax benefit in the same period of last year was mainly due to release of valuation allowance against deferred tax assets in certain operation entities. In accordance with relevant accounting standards, the Company continuously re-evaluates the realization of deferred tax assets by quarter given the largely reduced uncertainty of the Company’s business performance after a certain number of the Company’s operation entities have turned cumulative losses into cumulative profits.

Net income was RMB841.1 million (US$115.3 million), representing an increase of 183.8% from RMB296.4 million in the same quarter of 2023. Net margin expanded by 450 basis points to 8.7% from 4.2% in the same quarter of 2023. Non-GAAP net income was RMB927.9 million (US$127.1 million), representing an increase of 164.3% from RMB351.1 million in the same quarter of 2023. Non-GAAP net margin expanded by 470 basis points to 9.7% from 5.0% in the same quarter of 2023.

Basic and diluted net income per ADS was RMB2.64 (US$0.40) and RMB2.64 (US$0.40), respectively, compared to RMB0.96 and RMB0.96 in the same quarter of 2023, respectively.

Non-GAAP basic and diluted net income per ADS was RMB2.88 (US$0.40) and RMB2.88 (US$0.40), respectively, compared to RMB1.12 and RMB1.12 in the same quarter of 2023, respectively.

Net cash provided by operating activities was RMB1,628.4 million (US$223.1 million), compared to net cash used in operating activities of RMB926.7 million in the same quarter of 2023.

Cash and cash equivalents, restricted cash, term deposits and short-term investments were RMB5,934.2 million (US$813.1 million) as of December 31, 2024, compared to RMB3,752.7 million as of December 31, 2023. The increase was primarily attributable to the cash inflow generated from the Company’s operations.

KEY OPERATING DATA

	For the three months ended or as of
	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,
	2023	2023	2023	2024	2024	2024	2024
Total stores	10,836	13,273	16,248	18,590	19,961	21,343	22,340
Self-operated stores	7,188	8,807	10,628	12,199	13,056	13,936	14,591
Partnership stores	3,648	4,466	5,620	6,391	6,905	7,407	7,749
Same-store sales growth for self-operated stores	20.8%	19.9%	13.5%	(20.3)%	(20.9)%	(13.1)%	(3.4)%
Average monthly transacting customers (in thousands)	43,070	58,477	62,438	59,914	69,689	79,846	77,766

KEY DEFINITIONS

●	Total net revenues include revenues from product sales and revenues from partnership stores.
●	Revenues from product sales mainly include net revenue from the sales of freshly brewed and non-freshly brewed items through self-operated stores, unmanned machines, e-commerce and revenue from delivery for self-operated stores.
●	Revenues from self-operated stores include net revenue from the sales of freshly brewed and non-freshly brewed items through self-operated stores, and delivery fees derived from self-operated stores paid by the Company’s customers. Before the first quarter of 2023, revenues from self-operated stores only included net revenue from the sales of freshly brewed and non-freshly brewed items through self-operating stores, and beginning from the first quarter of 2023, we added delivery fees derived from self-operated stores paid by the Company’s customers to this definition.
●	Revenues from partnership stores include net revenue from the sales of materials, equipment, delivery services, profit sharing, franchise and other services from partnership stores.
●	Same-store sales growth for self-operated stores. Defined as the growth rate of total revenue from self-operated stores that (i) were in operation at the beginning of the comparable period and were not closed before the end of the current period and (ii) maintained an average of at least 15 operating days per month over both the current and comparable periods.
●	Store level operating profit – self-operated stores. Calculated by deducting cost for self-operated stores including cost of direct materials (including wastage in stores), cost of delivery packaging materials, storage and logistics expenses, commissions to third-party delivery platforms related to revenues from self-operated stores, store depreciation expense (including decoration loss for store closure), store rental and other operating costs, delivery expense, transaction fees, store preopening and other expenses from the Company’s self-operated store revenues.
●	Store-level operating profit margin – self-operated stores. Calculated by dividing store-level operating profit by total revenues from self-operated stores.
●	Total number of stores. The number of stores open at the ending of the period, excluding unmanned machines.
●	Net new store openings. The number of gross new stores opened during the period minus the number of stores permanently closed during the period.
●	Average monthly transacting customers. The total of each month’s number of transacting customers divided by the number of months during the period (includes those of partnership stores and those only paid with free-coupons).
●	Non-GAAP operating income/(loss). Calculated by operating income/(loss) excluding share-based compensation expenses.
●	Non-GAAP net income/(loss). Calculated by net income/(loss) excluding recurring item of share-based compensation expenses, non-recurring item of provision for equity litigants, and income tax effects of GAAP to non-GAAP reconciling items. From the fourth quarter of 2024, the Company added income tax effects of GAAP to non-GAAP reconciling items when reconciling adjustments from GAAP to Non-GAAP net income/(loss). Comparative figures were also adjusted accordingly.
●	Non-GAAP net income/(loss) attributable to the Company’s ordinary shareholders. Calculated by adjusting net income/(loss) attributable to the Company’s ordinary shareholders excluding recurring item of share-based compensation expenses, non-recurring item of provision for equity litigants, and income tax effects of GAAP to non-GAAP reconciling items. From the fourth quarter of 2024, the Company added income tax effects of GAAP to non-GAAP reconciling items when reconciling adjustments from GAAP to Non-GAAP net income/(loss) attributable to the Company’s ordinary shareholders. Comparative figures were also adjusted accordingly.
●	Non-GAAP basic and diluted net income/(loss) per shares. Calculated as non-GAAP net income/(loss) attributable to the Company’s ordinary shareholders divided by weighted average number of basic and diluted share.
●	Non-GAAP basic and diluted net income/(loss) per ADSs. Calculated as non-GAAP net income/(loss) attributable to the Company’s ordinary shareholders divided by weighted average number of basic and diluted ADS.

USE OF NON-GAAP FINANCIAL MEASURES

In evaluating the business, the Company considers and uses non-GAAP operating income/(loss) and non-GAAP net income/(loss), each a non-GAAP financial measure, in reviewing and assessing the Company’s operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company presents these non-GAAP financial measures because they are used by the Company’s management to evaluate operating performance and formulate business plans. The Company believes that the non-GAAP financial measures help identify underlying trends in the Company’s business, provide further information about the Company’s results of operations and enhance the overall understanding of the Company’s past performance and future prospects.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. The Company’s non-GAAP financial measures do not reflect all items of income and expense that affect the Company’s operations and do not represent the residual cash flow available for discretionary expenditures. Furthermore, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. The Company encourages investors and others to review the Company’s financial information in its entirety and not rely on a single financial measure.

The Company defines non-GAAP operating income/(loss) as operating income/(loss) excluding share-based compensation expenses, non-GAAP net income/(loss) as net income/(loss) excluding recurring item of share-based compensation expenses, non-recurring item of provision for equity litigants, and income tax effects of GAAP to non-GAAP reconciling items , and non-GAAP net income/(loss) attributable to the Company’s ordinary shareholders as net income/(loss) attributable to the Company’s ordinary shareholders excluding recurring item of share-based compensation expenses, non-recurring item of provision for equity litigants, and income tax effects of GAAP to non-GAAP reconciling items.

For more information on the non-GAAP financial measures, please see the table captioned “Reconciliation of Non-GAAP Measures to the Most Directly Comparable GAAP Measures” set forth at the end of this earnings release.

EXCHANGE RATE INFORMATION

This earnings release contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ were made at the rate of RMB7.2980 to US$1.00, the exchange rate on December 27, 2024 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

CONFERENCE CALL

The Company will hold a conference call today, on Thursday, February 20, 2025, at 8:00 am Eastern Time (or Thursday, February 20, 2025, at 9:00 pm Beijing Time) to discuss the financial results.

Participants may access the call by dialing the following numbers:

United States Toll Free:	+1-888-317-6003
International:	+1-412-317-6061
Mainland China Toll Free:	400-120-6115
Hong Kong Toll Free:	800-963-976
Conference ID:	2917006

The replay will be accessible through February 27, 2025, by dialing the following numbers:

United States Toll Free:	+1-877-344-7529
International:	+1-412-317-0088
Access Code:	5297842

A live and archived webcast of the conference call will also be available at the Company's investor relations website at investor.lkcoffee.com.

SAFE HARBOR STATEMENTS

This earnings release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. Luckin Coffee may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Luckin Coffee’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the expense, timing and outcome of existing or future legal and governmental proceedings or investigations in connection with Luckin Coffee; the outcome and effect of the restructuring of Luckin Coffee’s financial obligations; Luckin Coffee’s growth strategies; its future business development, results of operations and financial condition; the effect of the non-reliance identified in, and the resultant restatement of, certain of Luckin Coffee’s previously issued financial results; the effectiveness of its internal control; its ability to retain and attract its customers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with its suppliers and business partners; trends and competition in the coffee industry or the food and beverage sector in general; changes in its revenues and certain cost or expense items; the expected growth of China’s coffee industry or China’s food and beverage sector in general; governmental policies and regulations relating to Luckin Coffee’s industry; and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in Luckin Coffee’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Luckin Coffee undertakes no obligation to update any forward-looking statement, except as required under applicable law.

STATEMENT REGARDING PRELIMINARY UNAUDITED FINANCIAL INFORMATION

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited financial information. Accordingly, you should not place undue reliance upon these preliminary estimates. The preliminary unaudited financial information included in this press release has been prepared by, and is the responsibility of, the Company’s management. The Company’s auditor has not audited, reviewed, compiled or applied agreed-upon procedures with respect to such preliminary financial data. Accordingly, the Company’s auditor does not express an opinion or any other form of assurance with respect thereto. Upon completion of the year-end audit, the Company’s audited financial results may differ materially from its preliminary estimates.

ABOUT LUCKIN COFFEE INC.

Luckin Coffee Inc. (OTC: LKNCY) has pioneered a technology-driven retail network to provide coffee and other products of high quality, high convenience and high affordability to customers. Empowered by proprietary technologies, Luckin Coffee pursues its mission to build a world-class coffee brand and become a part of everyone’s daily life. Luckin Coffee was founded in 2017 and is based in China. For more information, please visit investor.lkcoffee.com.

INVESTOR AND MEDIA CONTACTS

Investor Relations Contact

Luckin Coffee IR

Email: ir@lkcoffee.com

Bill Zima

ICR

Phone: 646 880 9039

Media Relations Contact

Luckin Coffee PR

Email: pr@lkcoffee.com

LUCKIN COFFEE INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of RMB and US$, except for number of shares)

	As of
	December 31,	December 31, 2024
	2023	(Unaudited)
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	2,925,709	4,362,309	597,740
Restricted cash	66,080	3,781	518
Term deposit- current	464,019	1,127,541	154,500
Short-term investment	100,000	250,000	34,256
Accounts receivable, net	80,665	111,251	15,244
Receivables from online payment platforms	214,163	438,458	60,079
Inventories, net	2,204,000	2,473,393	338,914
Prepaid expenses and other current assets, net	1,544,918	1,938,054	265,560
Total current assets	7,599,554	10,704,787	1,466,811

Non-current assets:
Property and equipment, net	4,169,141	5,065,903	694,149
Restricted cash	46,854	40,595	5,562
Term deposit-non current	150,000	150,000	20,554
Other non-current assets, net	789,492	929,165	127,318
Deferred tax assets, net	350,082	271,601	37,216
Operating lease, right-of-use assets	5,186,855	5,937,063	813,519
Total non-current assets	10,692,424	12,394,327	1,698,318
TOTAL ASSETS	18,291,978	23,099,114	3,165,129

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term bank borrowing	-	300,000	41,107
Accounts payable	814,655	738,677	101,216
Accrued expenses and other liabilities	2,556,977	3,027,503	414,840
Deferred revenues	123,422	153,248	20,998
Payable for equity litigants settlement	116,314	119,560	16,383
Operating lease liabilities-current	1,851,310	2,343,387	321,100
Total current liabilities	5,462,678	6,682,375	915,644

Non-current liabilities:
Long-term bank borrowing	-	33,600	4,604
Operating lease liabilities-non current	3,114,855	3,330,529	456,362
Total non-current liabilities	3,114,855	3,364,129	460,966
Total liabilities	8,577,533	10,046,504	1,376,610

Commitments and contingencies

Mezzanine equity
Senior Preferred Shares	1,578,040	1,514,660	207,545

Shareholders’ equity:
Class A Ordinary shares	23	24	3
Class B Ordinary shares	2	2	0
Additional paid-in capital	16,276,991	16,705,240	2,289,016
Statutory reserves	168,204	365,927	50,141
Accumulated deficits	(8,705,759)	(5,971,779)	(818,276)
Accumulated other comprehensive income	396,944	438,536	60,090
Total Company’s ordinary shareholders’ equity	8,136,405	11,537,950	1,580,974
TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY	18,291,978	23,099,114	3,165,129

LUCKIN COFFEE INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the three months ended December 31,			For the year ended December 31,
	2023	2024		2023	2024
	RMB	RMB	US$	RMB	RMB	US$
Net revenues:
Revenues from product sales	5,301,221	7,567,491	1,036,926	18,677,390	26,729,523	3,662,582
Revenues from partnership stores	1,763,750	2,045,786	280,321	6,225,776	7,745,291	1,061,290
Total net revenues	7,064,971	9,613,277	1,317,247	24,903,166	34,474,814	4,723,872

Cost of materials	(3,509,485)	(3,847,193)	(527,157)	(10,892,214)	(14,115,299)	(1,934,133)
Store rental and other operating costs	(1,701,969)	(2,372,304)	(325,062)	(5,167,482)	(8,540,683)	(1,170,277)
Depreciation and amortization expenses	(208,324)	(331,822)	(45,468)	(604,580)	(1,190,037)	(163,063)
Delivery expenses	(467,363)	(838,663)	(114,917)	(2,010,699)	(2,821,069)	(386,554)
Sales and marketing expenses	(399,113)	(572,893)	(78,500)	(1,286,523)	(1,920,305)	(263,128)
General and administrative expenses	(561,997)	(637,570)	(87,362)	(1,829,651)	(2,420,462)	(331,661)
Store preopening and other expenses	(45,462)	(13,580)	(1,861)	(109,685)	(69,556)	(9,531)
Impairment loss of long-lived assets	-	-	-	(5,229)	(8,925)	(1,223)
Losses and expenses related to Fabricated Transactions and Restructuring	41,455	(4,238)	(581)	28,515	149,583	20,496
Total operating expenses	(6,852,258)	(8,618,263)	(1,180,908)	(21,877,548)	(30,936,753)	(4,239,074)
Operating income	212,713	995,014	136,339	3,025,618	3,538,061	484,798

Interest and investment income	31,358	34,457	4,721	108,682	89,195	12,222
Interest and financing expenses	-	(1,917)	(263)	-	(3,924)	(538)
Foreign exchange gain/(loss), net	3,089	(52,121)	(7,142)	2,968	(13,239)	(1,814)
Other income, net	17,974	10,205	1,398	62,283	84,161	11,532
Provision for equity litigants	-	-	-	(92,192)	-	-
Net income before income taxes	265,134	985,638	135,053	3,107,359	3,694,254	506,200
Income tax (expense)/benefit	31,267	(144,505)	(19,801)	(259,426)	(762,551)	(104,488)
Net income	296,401	841,133	115,252	2,847,933	2,931,703	401,712
Net income attributable to the Company’s ordinary shareholders	296,401	841,133	115,252	2,847,933	2,931,703	401,712

Net income per share:
Basic	0.12	0.33	0.05	1.12	1.15	0.16
Diluted	0.12	0.33	0.05	1.12	1.15	0.16
Net income per ADS:
Basic*	0.96	2.64	0.40	8.96	9.20	1.28
Diluted*	0.96	2.64	0.40	8.96	9.20	1.28
Weighted average shares outstanding used in calculating basic and diluted income per share:
Basic	2,532,219,287	2,547,212,673	2,547,212,673	2,532,109,710	2,545,968,813	2,545,968,813
Diluted	2,532,343,852	2,549,183,737	2,549,183,737	2,532,563,302	2,548,002,050	2,548,002,050

Net income	296,401	841,133	115,252	2,847,933	2,931,703	401,712
Other comprehensive income /(loss), net of tax of nil:
Foreign currency translation difference, net of tax of nil	(2,766)	103,435	14,173	(360)	41,592	5,699
Total comprehensive income	293,635	944,568	129,425	2,847,573	2,973,295	407,411
Total comprehensive income attributable to ordinary shareholders	293,635	944,568	129,425	2,847,573	2,973,295	407,411

* Each ADS represents eight Class A Ordinary Shares. The per ADS indicators are based on rounded results of corresponding per ordinary share indicators, which could have a rounding difference of absolute amount for not more than 0.04 per ADS.

LUCKIN COFFEE INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of RMB and US$)

	For the three months ended December 31,			For the year ended December 31,
	2023	2024		2023	2024
	RMB	RMB	US$	RMB	RMB	US$
Net cash provided by/(used in) operating activities	(926,746)	1,628,375	223,125	2,900,425	4,229,272	579,510
Net cash used in investing activities	(176,073)	(1,112,363)	(152,420)	(3,447,099)	(3,209,806)	(439,820)
Net cash provided by financing activities	-	33,600	4,604	-	333,600	45,711
Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash	491	9,281	1,272	7,398	14,976	2,052
Net increase/(decrease) in cash and cash equivalents and restricted cash	(1,102,328)	558,893	76,581	(539,276)	1,368,042	187,453
Cash and cash equivalents and restricted cash at beginning of period	4,140,971	3,847,792	527,239	3,577,919	3,038,643	416,367
Cash and cash equivalents and restricted cash at end of period	3,038,643	4,406,685	603,820	3,038,643	4,406,685	603,820

LUCKIN COFFEE INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST DIRECTLY COMPARABLE GAAP MEASURES

(Unaudited, amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the three months ended December 31,			For the year ended December 31,
	2023	2024		2023	2024
	RMB	RMB	US$	RMB	RMB	US$
A. Non-GAAP operating income
Operating income	212,713	995,014	136,339	3,025,618	3,538,061	484,798
Adjusted for:
Share-based compensation expenses	60,195	96,658	13,245	239,506	364,846	49,992
Non-GAAP operating income	272,908	1,091,672	149,584	3,265,124	3,902,907	534,790

B. Non-GAAP net income
Net income	296,401	841,133	115,252	2,847,933	2,931,703	401,712
Adjusted for:
Share-based compensation expenses	60,195	96,658	13,245	239,506	364,846	49,992
Provision for equity litigants	-	-	-	92,192	-	-
Income tax effects of GAAP to non-GAAP reconciling items	(5,529)	(9,842)	(1,349)	(5,529)	(9,842)	(1,349)
Non-GAAP net income	351,067	927,949	127,148	3,174,102	3,286,707	450,355
Non-GAAP net income attributable to the Company’s ordinary shareholders	351,067	927,949	127,148	3,174,102	3,286,707	450,355

C. Non-GAAP net income per share
Weighted average shares outstanding used in calculating basic and diluted income per share:
Basic	2,532,219,287	2,547,212,673	2,547,212,673	2,532,109,710	2,545,968,813	2,545,968,813
Diluted	2,532,343,852	2,549,183,737	2,549,183,737	2,532,563,302	2,548,002,050	2,548,002,050

Non-GAAP net income per share:
Basic	0.14	0.36	0.05	1.25	1.29	0.18
Diluted	0.14	0.36	0.05	1.25	1.29	0.18

Non-GAAP net income per ADS:
Basic*	1.12	2.88	0.40	10.00	10.32	1.44
Diluted*	1.12	2.88	0.40	10.00	10.32	1.44

* Each ADS represents eight Class A Ordinary Shares. The per ADS indicators are based on rounded results of corresponding per ordinary share indicators, which could have a rounding difference of absolute amount for not more than 0.04 per ADS.